Exhibit 99.3

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Attachment B

The number of H Shares to which
this proxy form relates[1]

Second Form of Proxy for 2017 First Extraordinary General Meeting

I/We2, _________________________________________________________________________________________________,

residing at ______________________________________________________________________________________,

being the registered holder of3_______________________________________________________ ordinary shares of the Company, HEREBYAPPOINT4___________________________________________________________________________________,

residing at_______________________________________________________________________________________________

as my/our proxy/proxies to attend on my/our behalf the 2017 first extraordinary general meeting (the “EGM”) of China Southern Airlines Company”) Limited (the “Company”) to be held at the No. 1 Conference Room, 4th Floor, Pearl”)Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 2:30 p.m., on Wednesday, 8 November 2017 and to act and vote on my/our behalf at the EGM in respect of the resolutions listed below, in accordance with my/our instructions below5.

	Ordinary Resolutions	For[5]	Against[5]	Abstain[5]
1.	To consider the resolution regarding the satisfaction of the conditions of the non- public issue of A Shares by the Company.
2.	To consider the resolution regarding the Feasibility Report on the Use of Proceeds from the non-public issue of A Shares of the Company (revised version).
3.	To consider the resolution regarding the submission to the general meeting of the Company to grant the waiver from making a mandatory general offer by China Southern Air Holding Company and parties acting in concert with it.
4.	To consider the resolution regarding impacts of dilution of current returns of the non-public issue of Shares, the relevant remedial measures and the undertakings from controlling shareholder, directors and senior management of the Company on the relevant measures (revised version).
5.	To consider the resolution regarding the Plan of Shareholders’ Return of China Southern Airlines Company Limited (2017-2019).
6.	To consider the resolution regarding the Report on Use of Proceeds from Previous Fund Raising Activities.

	Special Resolutions	For[5]	Against[5]	Abstain[5]
7.00	To consider the resolution regarding the proposal of the non-public issue of A Shares and the non-public issue of H Shares of the Company (revised version).
7.01	Types of A Shares to be issued and the par value
7.02	Issue method and period of A Shares
7.03	Targeted subscribers and subscription method of A Shares
7.04	Issue price of A Shares
7.05	Issue size of A Shares and number of shares to be issued
7.06	Lock-up period of A Shares
7.07	Proceeds raised and the use of proceeds of A Shares
7.08	Place of listing of A Shares
7.09	The arrangement for the undistributed profits accumulated before the non-public issue of A Shares
7.10	Validity period of this resolution regarding the non-public issue of A Shares
7.11	Types of H Shares to be issued and the par value
7.12	Issue method and period of H Shares
7.13	Targeted subscribers and subscription method of H Shares
7.14	Issue price of H Shares
7.15	Issue size of H Shares and number of shares to be issued
7.16	Lock-up period of H Shares
7.17	Use of proceeds of H Shares
7.18	Listing arrangement of H Shares

	Special Resolutions	For[5]	Against[5]	Abstain[5]
7.19	The arrangement for the undistributed profits accumulated before the non-public issue of H Shares
7.20	Validity period of this resolution regarding the non-public issue of H Shares
7.21	The relationship between the non-public issue of A Shares and the non-public issue of H Shares
8.	To consider the resolution regarding the preliminary proposal of the non-public issue of A Shares (revised version).
9.	To consider the resolution regarding the connected transactions involved in the non- public issue of A Shares and the non-public issue of H Shares (revised version).
10.	To consider the resolution regarding the conditional Subscription Agreement relating to the subscription of the A Shares under the non-public issue of A Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.
11.	To consider the resolution regarding the Supplemental Agreement to the conditional A Share Subscription Agreement entered between the Company and the specific entity.
12.	To consider the resolution regarding conditional Subscription Agreement relating to the subscription of the H Shares under the non-public issue of H Shares of China Southern Airlines Company Limited entered between the Company and the specific entity.
13.	To consider the resolution regarding the amendments to the Articles of Association of China Southern Airlines Company Limited.
14.	To consider the resolution regarding the submission to the general meeting to authorise the board of directors of the Company or the authorized person(s) thereof with full power to deal with all matters relating to the non-public issue of A Shares and the non-public issue of H Shares.
15.	To consider the resolution regarding the amendment proposal of the Articles of Association of China Southern Airlines Company Limited.
16.	To consider the resolution regarding the amendment proposal of the Procedural Rules of the Shareholders’ General Meeting of China Southern Airlines Company Limited.
17.	To consider the resolution regarding the amendment proposal of the Procedural Rules of the Board of Directors of China Southern Airlines Company Limited.
18.	To consider the resolution regarding the amendment proposal of the Procedural Rules of the Supervisory Committee of China Southern Airlines Company Limited.

Signature[7]:	Date:

Notes:

1.	Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.	Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).

3.	Please insert the number of all the shares in the Company registered in your name(s).

4.	If no person is appointed as proxy, the Chairman of the EGM will be deemed to have been appointed by you as your proxy.

5.	If you wish to vote for any of the resolutions, please insert a “✔” in the box marked “FOR” or if you wish to vote against any of the resolutions, please insert a “✔” in the box marked “AGAINST”; or if you wish to abstain from voting for or against the resolution, please insert a “✔” in the box marked “ABSTAIN”. If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the EGM other than those referred to in the notice convening the EGM. The shares abstained will be counted in the calculation of required majority.

6.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

7.	To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong in not less than 24 hours before the time appointed for the holding of the EGM.

8.	A proxy, on behalf of the shareholder, attending EGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

9.	This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the EGM by the proxy of the shareholder pursuant to Note 8.

10.	Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned EGM should you so wish.

11.	Please refer to the circular despatched by the Company on 22 September 2017 for the details of the resolutions No. 1 to No. 14 and the circular despatched by the Company on 17 October 2017 for the details of the resolutions No. 15 to No. 18.